The Hydrogen Group, Inc.

FINANCIAL STATEMENTS
(Unaudited)

I, Armand Dauplaise,
certify that:

1. The financial statements of The Hydrogen Group, Inc. included in this Form are true and complete in all material respects; and

2. The tax return information of The Hydrogen Group, Inc included in this Form reflects accurately the information reported on the tax return for The Hydrogen Group, Inc. for the fiscal years ended 2019 and 2020 (most recently available as of the Date of this Form C).

Signature _Armand Dauplaise_

Name: Armand Dauplaise

Title: President & CEO

The Hydrogen Group, Inc.
Income Statement - unaudited
For the periods ended 12-31-20

	Current Period	Prior Period
	31-Dec-20	**31-Dec-19**
REVENUES		
Sales	$ -	$ -
Other Revenue	-	-
TOTAL REVENUES	-	-
COST OF GOODS SOLD		
Cost of Sales		
Supplies	-	-
Other Direct Costs	-	-
TOTAL COST OF GOODS SOLD	-	-
	-	-
GROSS PROFIT (LOSS)		
	-	-
OPERATING EXPENSES		
Advertising and Promotion		
Research & Development	-	16,315
Bank Service Charges	259	310
Business Licenses and Permits	159	1,192
Consulting Fees	3,000	19,725
Engineering Fees	-	7,926
Certification Testing	-	73,846
Insurance	4,177	3,815
Investment Banking Fees	20,670	-
Miscellaneous Expense	6,497	8,108
Supplies	1,816	3,606
Investor Relations Fees	3,000	-
Professional Services - Legal, Accounting	6,355	4,405
Occupancy	-	-
Rental Payments	7,163	7,069
Salaries	-	-
Payroll Taxes and Benefits	-	-
Travel	-	-
Utilities	872	964
Website Development	784	659
TOTAL OPERATING EXPENSES	54,752	147,940

OPERATING PROFIT (LOSS)	(54,752)	(147,940)
INTEREST (INCOME), EXPENSE & TAXES		
Interest (Income)	-	-
Interest Expense	6,045	-
Income Tax Expense	-	-
TOTAL INTEREST (INCOME), EXPENSE & TAXES	6,045	-
NET INCOME (LOSS)	$ (60,797)	$ (147,940)

The Hydrogen Group, Inc.
Balance Sheet - unaudited
For the period ended 12-31-20 & 2019

	Current Period	Prior Period
	31-Dec-20	**31-Dec-19**
ASSETS		
Current Assets:		
Cash	$ 3,538	1,335
Petty Cash	-	-
Accounts Receivables Inventory	-	-
Prepaid Expenses Employee	-	-
Advances Temporary	-	-
Investments	-	-
	-	-
Total Current Assets	3,538	1,338
Fixed Assets:		
Land		
Buildings	-	-
Furniture and Equipment	-	-
Computer Equipment	-	-
Vehicles -Test Truck	63,500	63,500
Total Fixed Assets	67,038	64,835
Other Assets: Trademarks		
Patents	10,000	10,000
Security Deposits Other	200,000	200,000
Assets	-	-
Total Other Assets	330,515	314,515
	540,515	524,515
TOTAL ASSETS	$ **607,553**	**589,350**
LIABILITIES		
Current Liabilities:		
Accounts Payable		
Business Credit Cards	-	-
Sales Tax Payable	-	-
Payroll Liabilities	-	-
Other Liabilities	7,000	10,000
	-	-

Current Portion of Long-Term Debt	-	-
Total Current Liabilities	7,000	10,000
Long-Term Liabilities:		
Notes Payable - Stockholder	77,500	77,500
Payable - Officers	263,502	246,502
Less: Current portion of Long-term debt	-	-
Total Long-Term Liabilities	348,002	334,002
EQUITY		
Capital Stock/Partner's Equity Opening	988,500	923,500
Retained Earnings Dividends	(728,949)	(668,152)
Paid/Owner's Draw Net Income (Loss)	-	-
	-	-
Total Equity	259,551	255,348
TOTAL LIABILITIES & EQUITY	$ **607,553**	$ **589,350**

The Hydrogen Group, Inc.
Statement of Cash Flow - unaudited
For the period ended 12-31-20

	Current Period	Prior Period
	31-Dec-20	31-Dec-19
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income	-	-
Adjustments to Reconcile Net Income		
to Net Cash Flows From Operating Activities:		
Depreciation	-	-
Decrease (Increase) in Operating Assets:		
Trade Accounts Receivable	-	-
Inventory	-	-
Prepaid Income Taxes	-	-
Increase (Decrease) in Operating Liabilities:		
Accounts Payable	-	-
Credit Cards Payable	-	-
Total Adjustments	-	-
Net Cash Flows From Operating Activities	-	-
CASH FLOWS FROM INVESTING ACTIVITIES:		
Stockholders Investments		145,500
Net Cash Flows From Investing Activities		145,500
CASH FLOWS FROM FINANCING ACTIVITIES:		
Repayment of Debt	-	-
Member's Withdrawals	-	-
Net Cash Flows From Financing Activities	-	-
NET INCREASE (DECREASE) IN CASH	-	-
CASH - BEGINNING	65,000	145,500
CASH - ENDING	3,538	1,335

Prepared: May 14, 2021

The Hydrogen Group, Inc.
Balance Sheet - May 14, 2021

	Period Ending
	14-May-21
ASSETS	
Current Assets	
Cash and cash equivalents	154,766
Accounts Receivable	-
Inventory	-
Other Current Assets	
Total Current Assets	154,766
Noncurrent Assets	
Property, and equipment - Test Truck	63,500
Other noncurrent assests	477,015
Total noncurrent assets	540,515
Total Assets	758,781
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	-
Current Portion of Long Term Debt	-
Accrued Payroll	-
Other current liabilities	7,000
Total current liabilities	7,000
Noncurrent liabilities	
Long Term Debt	
Other noncurrent liabilities	292,230
Total noncurrent liabilities	292,230
Total Liabilities	299,230
Stockholders Equity	
Preferred stock, Class A	225,000
Preferred **stock**	290,500
Common stock	673,000
Additional Paid in capital	
Treasury Stock	
Retained earnings	(728,949)
Stockholders Equity	459,551
Total Liability and Stockholders Equity	758,781